EXHIBIT 99.1

James Hardie Industries plc
Europa House 2nd Floor,
Harcourt Centre
Harcourt Street, Dublin 2,
D02 WR20, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

5 September 2022

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam
Substantial Holding Notice
As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 2 September 2022.

Regards

Joseph C. Blasko
General Counsel & Company Secretary
This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Anne Lloyd (Deputy Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Rada Rodriguez (Sweden),
Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895

DocuSign Envelope ID: 7F664E5C-DAFE-47AA-91D2-777C4433CC7D

Comet Asia Holdings II Pie. Ltd.
10 Changi Business Park Central 2,
01-02 Hansapoint, 486030, Singapore

James Hardie Industries PLC
Group Company Secretary
Second Floor, Europa House,
Harcourt Centre
Harcourt Street
Dublin 2, Ireland

31 August 2022
Dear Sir/Madam,
Re: Disclosure of Holding above 4% Threshold
Comet Asia Holdings II Pte. Ltd, Comet Asia Holdings I Pte. Ltd., KKR Asia Ill Fund Investments Pte. Ltd. and KKR Asian Fund Ill L.P. (each a KKR Entity) have a requirement to make a subsequent disclosure under Section 1048/1050 of the Companies Act 2014.
The KKR Entities have an aggregated interest in James Hardie Industries PLC, Chess Depository Interests of 4.002% ordinary share capital, as at 29 August 2022. This is based upon 17,833,319 shares held and a total of 445,653,365 voting rights on issue.

DocuSign Envelope ID: 7F664E5C-DAFE-47AA-91D2-777C4433CC7D

The holdings dissection between entities before notification obligation on 28 August 2022:

Entity	Registered Holder	Holdings of CDI's	Relevant Interest %
Colonial First State Investments Limited	Citibank NA Hong Kong	6,350,008	1.425%
Colonial First State Investments Limited	Citicorp Nominees Pty Limited (Australia)	10,257,927	2.302%
Avanteos Investments Limited	Colonial First State Investments Limited	30,869	0.007%
Colonial First State Investments Limited	Colonial First State Investments Limited	29,392	0.007%
Colonial First State Investments Limited	Northern Trust Company	1,143,488	0.257%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	6,296	0,001%
		17,817,980	3.998%

The holdings dissection between entities on notification obligation on 29 August 2022:

Entity	Registered Holder	Holdings of CDI's	Relevant Interest %
Colonial First State Investments Limited	Citibank NA Hong Kong	6,350,008	1.425%
Colonial First State Investments Limited	Citicorp Nominees Ply Limited (Australia)	10,287,927	2.309%
Avanteos Investments Limited	Colonial First State Investments Limited	30,869	0,007%
Colonial First State Investments Limited	Colonial First State Investments Limited	29,422	0.007%
Colonial First State Investments Limited	Northern Trust Company	1,128,797	0.253%
Colonial First State Investments Limited	UBS Nominees Pty Ltd	6,296	0,001%
		17,833,319	4.002%

DocuSign Envelope ID: 7F664E5C-DAFE-47M-9102-777C4433CC7D

Transactions on the notification obligation date:

Date of Change	Registered Company	Class	Transaction Type	Number of Securities	Cash Consideration
Monday, 29 August 2022	Citicorp Nominees Pty limited (Australia)	Chess Depository Interests	Purchase	30,000	996,756,00
Monday, 29 August 2022	Colonial First State Investments limited	Chess Depository Interests	Purchase	1	33,35
Monday, 29 August 2022	Colonial First State Investments limited	Chess Depository Interests	Purchase	1	33,35
Monday, 29 August 2022	Colonial First State Investments limited	Chess Depository Interests	Purchase	28	933,80
Monday, 29 August 2022	Northern Trust Company	Chess Depository Interests	Sale	14,691	488,118.76

Thank you for your attention in this matter.
Yours faithfully,
Director